EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

To the Board of Directors and the Shareholders of Pfizer Inc.:

We consent to the incorporation by reference in this Registration Statement on Form S-8 of Pfizer Inc. of our reports dated February 27, 2015, with respect to the consolidated balance sheets of Pfizer Inc. and Subsidiary Companies as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014, which reports appear in the 2014 Annual Report on Form 10-K of Pfizer Inc.

/s/ KPMG LLP

New York, New York
March 2, 2015